

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 28, 2017

<u>Via E-mail</u>
John L. Villano, CPA
Co-Chief Executive Officer
Sachem Capital Corp.
23 Laurel Street
Branford, CT 06405

>   **Re: Sachem Capital Corp.**
>   **Registration Statement on Form S-11**
>   **Filed June 23, 2017**
>   **File No. 333-218954**

Dear Mr. Villano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Joel J. Goldschmidt, Esq.
        Morse, Zelnick, Rose & Lander, LLP